Exhibit 99.1

Kandal M Venture Limited Announces

Receipt of Nasdaq Notification Letter

Regarding Minimum Bid Price Deficiency

Cambodia, Dec. 29, 2025 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, today announced it has received a letter of noncompliance from The Nasdaq Stock Market LLC (“Nasdaq”), dated December 22, 2025, notifying the Company that based on Kandal’s closing bid price for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide Kandal with written confirmation of compliance and this matter will be closed.

In the event the Company does not regain compliance, Kandal may be eligible for additional time.

To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

If the Kandal meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s class A ordinary shares, and the said shares will continue to trade uninterrupted under the symbol “FMFC.”

Kandal is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although Kandal will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Cambodia. It primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the Securities and Exchange Commission before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:
Kandal M Venture Limited Investor Relations Contact:
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,
Kingdom of Cambodia
Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: +1 (646) 893-5835 x2
Email: info@skylineccg.com

Website: www.skylineccg.com